Elizabeth R. Hughes                    (703) 760-1649           erhughes@venable.com
March 24, 2006
Robert S. Littlepage
Accountant Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	SafeNet, Inc. Item 4.02 Form 8-K Filed February 8, 2006 File No. 000-20634
Dear Mr. Littlepage:
      I write in response to your letter of March 21, 2006 to Anthony A. Caputo, Chairman and Chief Executive Officer of SafeNet, Inc. Set forth below is the Company’s response to your comment.
1.	We note your response to our comments. Please amend your Forms 10-Q for the quarters ended June 30, 2005 and September 30, 2005 to correct errors identified, as well as to reflect changes in your assessment of the effectiveness of the company’s disclosure controls and procedures for those periods.

The Company will file amendments to the Forms 10-Q for the quarters ending June 30, 2005 and September 30, 2005 as requested. We anticipate filing these amendments in late April, 2006.

Please let me know if you have any questions.
Yours truly,

/s/ Elizabeth R. Hughes

Elizabeth R. Hughes
ERH:sd

cc: Anthony Caputo, Chairman and CEO